SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2003

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X      Form 40-F
                              -----             -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                    No   X
                        -------               -------

      If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

                          FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                    SAPPI

                            THE WORD FOR FINE PAPER



                               [Globe Graphic]


                   -----------------------------------------
                         RESULTS FOR THE THIRD QUARTER

                                ENDED JUNE 2003
                   -----------------------------------------


                                 THIRD QUARTER
                                     2003

Sappi is the world's leading
producer of coated fine paper

Sappi is positioned for growth.

This growth will be achieved by:

o staying focused on branded coated fine paper, the fastest growing sector in the paper industry

o growing our leading market shares in North America and Europe and entering new areas

o  providing new innovative products and services

o  continuing to improve the efficiencies of our world-class assets

o supporting the coated fine paper business with a high level of pulp integration


-------------------------------------------------------------------------------
SALES: WHERE THE PRODUCT IS SOLD*            SALES BY PRODUCT GROUP*

[Pie Chart]  North America    36%       [Pie Chart]  Coated fine paper    65%
             Europe           41%                    Uncoated fine paper   6%
             Asia and other    9%                    Coated specialities   9%
             Southern Africa  14%                    Pulp                 11%
                                                     Commodity paper       8%
                                                     Other                 1%

SALES: WHERE THE PRODUCT IS                  GEOGRAPHICOWNERSHIP**
        MANUFACTURED*

[Pie Chart]  North America    32%       [Pie Chart]  Europe and ROW+      12%
             Europe           45%                    Southern Africa      47%
             Southern Africa  23%                    North America        41%


*  for the nine months ended June 2003
** at end June 2003
+  Rest of the world
-------------------------------------------------------------------------------

        o  EPS 13 US CENTS

        o  WEAK MARKETS

        o  PLANNED CAPITAL EXPENDITURE TRIMMED

        o  COSTS WELL CONTAINED



------------------------------------------------------------------------------------------------
SUMMARY
------------------------------------------------------------------------------------------------
                                      QUARTER   Quarter    Quarter    NINE MONTHS    Nine months
                                        ENDED     ended      ended          ENDED          ended
                                         JUNE     March       June           JUNE           June
                                         2003      2003       2002           2003           2002
------------------------------------------------------------------------------------------------
Sales (US$ million)                     1,062     1,095        974          3,176          2,677
------------------------------------------------------------------------------------------------
Operating profit (US$ million)             46       102         97            240            267
------------------------------------------------------------------------------------------------
EBITDA* (US$ million) **                  149       195        188            534            503
------------------------------------------------------------------------------------------------
Operating profit to sales (%)             4.3       9.3       10.0            7.6           10.0
------------------------------------------------------------------------------------------------
EBITDA to sales (%) *                    14.0      17.8       19.3           16.8           18.8
------------------------------------------------------------------------------------------------
Operating profit to average               4.3      10.3       11.8            7.8           10.3
  net assets (%) *
------------------------------------------------------------------------------------------------
Headline EPS (US cents) *                  12        25         29             60             69
------------------------------------------------------------------------------------------------
EPS (US cents)                             13        25         29             61             64
------------------------------------------------------------------------------------------------
Return on average equity (%) *            6.1      13.0       18.2           10.4           12.9
------------------------------------------------------------------------------------------------
Net debt (US$ million) *                1,571     1,509      1,572          1,571          1,572
------------------------------------------------------------------------------------------------
Net debt to total capitalisation (%) *   33.9      35.4       39.7           33.9           39.7
------------------------------------------------------------------------------------------------

*  Refer to page 15, Supplemental Information for the definition of the term.
** The comparative information has been restated to take into account the changed EBITDA definition.
   Refer to page 16, Supplemental Information for further details.


                                                                       sappi 1

-------------------------------------------------------------------------------
COMMENT
-------------------------------------------------------------------------------

Our markets deteriorated as the quarter progressed.

Pulp prices, which started the quarter on a rising note, ran out of steam and by the end of June NBSK pulp prices dropped US$40 per ton from the peak of US$560 per ton in May.

Demand for coated fine paper remained weak and our markets have become increasingly competitive. In Europe, industry orders excluding overseas exports were down 3% compared to a year earlier and 11% compared to the March quarter. Including overseas exports, industry order intake was down 8% compared to the March quarter.

Although magazine advertising expenditure in the US in the quarter was up 9% compared to a year earlier, magazine advertising pages were 1% lower. North American prices for web products have increased approximately US$40 per ton since the start of our fiscal year. Prices for domestically produced sheet products have, however, continued to decline.

The group's sales for the quarter reflected these difficult conditions and although they increased 9% compared to a year earlier the currency effect on translation into Dollars masked the decline in local currencies in South Africa and Europe. The North American business' sales were flat compared to a year earlier but included the Potlatch fine paper business for the full period this year and only half the period last year. The group's sales were down 3% compared to the March quarter.

Net profit of US$29 million was approximately half of the prior quarter and 56.1% below the equivalent quarter last year. Headline earnings were US$2 million lower than net profit mainly as the result of profit on the sale of fixed assets.

Earnings per share for the quarter were 13 US cents, 52% of the prior quarter and 55.2% below a year earlier. Headline earnings per share were 12 US cents.

Group operating profit for the quarter decreased 52.6% to US$46 million compared to a year earlier largely as a result of weak demand and price pressure on our coated fine paper business and the pressure on prices in our Southern African businesses as a result of the weak US Dollar relative to the Rand.

Operating costs were generally well managed; however, a concentration of mill maintenance shuts in the quarter and higher inflation in South Africa led to increased costs in the Forest Products business. The real cost performance is distorted by translation to US Dollars.





2 SAPPI

Net interest paid included additional costs of US$10.5 million in respect of an investment-linked financing agreement. The impact or net finance costs, after related credits, was US$5.5 million. These costs result from the cumulative under-performance of the investment component.

Net finance costs were US$21 million compared to US$27 million in the March quarter.

The previous quarter's report indicated our intention to swap a further US$500 million fixed rate debt to floating rates, having entered swaps for US$250 million in that quarter. In the intervening period margins widened; however, in July we were able to conclude these swaps at targeted levels. The interest benefit of the swaps based on current US$ Libor rates, amounts to US$25.1 million per annum. The expected interest benefit based on current short-term interest rates, for the last quarter of this financial year, amounts to US$5.5 million. The group's fixed to floating rate debt ratio is now 52:48.

Taxation for the quarter was a credit of US$1 million, which brings the year to date rate into line with our estimate of the full year rate of 19.2%, which is lower than our earlier estimate as a result of relatively lower profit generation in higher tax jurisdictions.


-------------------------------------------------------------------------------
CASH FLOW AND DEBT
-------------------------------------------------------------------------------

Cash generated by operations was US$124 million, 39.5% lower than a year earlier and 36.1%lower than the March quarter.

Capital expenditure for the quarter was US$70 million, approximately 80% of depreciation. In the light of the uncertain outlook capital expenditure for the full year, which was planned at a level of 100% of depreciation, has been cut back to approximately 80% of depreciation.

Net debt increased by US$62 million to US$1,571 million in the quarter largely as a result of translation of our Euro and Rand debt into our reporting currency, the US Dollar, which has weakened during the period. Inventories increased by US$28 million excluding currency movement in the quarter, which is traditionally a quarter in which we build inventory in North America for a seasonal increase in demand.

Net debt to total capitalisation decreased to 33.9% from 35.4% as the value of the group's equity was enhanced when translated to US Dollars at stronger period end rates.

Since our second quarter announcement we have re-purchased approximately 1.1 million shares at an average price of approximately US$12.60 per share.





                                                                       SAPPI 3

-------------------------------------------------------------------------------
OPERATING REVIEW FOR THE QUARTER
-------------------------------------------------------------------------------
SAPPI FINE PAPER
-------------------------------------------------------------------------------
                               QUARTER ENDED    Quarter ended
                                   JUNE 2003        June 2002          %
                                 US$ MILLION      US$ million     change
-------------------------------------------------------------------------------
Sales                                    874              820        6.6
-------------------------------------------------------------------------------
Operating profit                          30               54      (44.4)
-------------------------------------------------------------------------------
Operating profit to sales (%)            3.4              6.6          -
-------------------------------------------------------------------------------
EBITDA                                   110              126      (12.7)
-------------------------------------------------------------------------------
EBITDA to sales (%)                     12.6             15.4          -
-------------------------------------------------------------------------------
RONOA p.a. (%)                           3.7              7.9          -
-------------------------------------------------------------------------------
The coated fine paper business faced weakening markets in Europe and continued difficult markets in North America, where low priced imports from Asia and Europe continue to depress prices, in a quarter that is typically seasonally weak. Our Southern African business performed well despite significant price reductions in local currency in reaction to competitive pressure from imports and to the stronger Rand.

Margins and returns deteriorated significantly in the quarter.


EUROPE
-------------------------------------------------------------------------------
                       QUARTER ENDED    Quarter ended
                           JUNE 2003        June 2002      % change   % change
                         US$ MILLION      US$ million          (US$)     (Euro)
-------------------------------------------------------------------------------
Sales                            481              442           8.8      (10.9)
-------------------------------------------------------------------------------
Operating profit                  11               60         (81.7)     (85.0)
-------------------------------------------------------------------------------
Operating profit
  to sales (%)                   2.3             13.6             -          -
-------------------------------------------------------------------------------
EBITDA                            58              103         (43.7)     (53.9)
-------------------------------------------------------------------------------
EBITDA to sales (%)             12.1             23.3             -          -
-------------------------------------------------------------------------------
RONOA p.a. (%)                   2.7             17.2             -          -
-------------------------------------------------------------------------------



4 SAPPI

Our sales volume increased slightly compared to a year ago as a result of increased overseas exports but was approximately 8% lower than the March quarter. We are concerned at the erosion of our market share in the quarter.

Average prices realised in Euros were down 11.4% compared to a year ago and 1.4% compared to the March quarter, partly as a result of lower Euro price realisations on exports resulting from the stronger Euro relative to the US Dollar.

The combination of lower volumes and prices and higher pulp prices led to a rapid deterioration in margins through the June quarter.

The market as a whole remains weak with no sign yet of a turnaround in economic growth or advertising spending.

NORTH AMERICA
-------------------------------------------------------------------------------
                               QUARTER ENDED    Quarter ended
                                   JUNE 2003        June 2002          %
                                 US$ MILLION      US$ million     change
-------------------------------------------------------------------------------
Sales                                    319              319          -
-------------------------------------------------------------------------------
Operating profit (loss)                    9              (16)*        -
-------------------------------------------------------------------------------
Operating profit to sales (%)            2.8                -          -
-------------------------------------------------------------------------------
EBITDA                                    40               13      207.7
-------------------------------------------------------------------------------
EBITDA to sales (%)                     12.5              4.1          -
-------------------------------------------------------------------------------
RONOA p.a. (%)                           2.5                -          -
-------------------------------------------------------------------------------
* Includes US$13 million of integration costs relating to the Potlatch fine paper business acquisition.

Our sales volume for the quarter declined 3.8% compared to a year earlier; however, average prices realised were US$40 per metric ton higher.

Our manufacturing efficiency improved towards the end of the quarter particularly at Somerset where throughput has now returned and on occasion exceeded normal levels, following the rebuild of number 3 paper machine earlier in the year.

Wood and natural gas prices remain high and high pension and medical costs continue to impact results.

We have stabilised our market share in North America and believe that as the economy improves we will see the benefits of the rationalisation of brands and merchant distribution effected over the past year.

Margins and returns, although reflecting a turnaround from last year, remain well short of potential.



                                                                       SAPPI 5

FINE PAPER SOUTH AFRICA
-------------------------------------------------------------------------------
                       QUARTER ENDED    Quarter ended
                           JUNE 2003        June 2002      % change   % change
                         US$ MILLION      US$ million          (US$)     (Rand)
-------------------------------------------------------------------------------
Sales                             74               59          25.4      (10.2)
-------------------------------------------------------------------------------
Operating profit                  10               10             -      (28.4)
-------------------------------------------------------------------------------
Operating profit
  to sales (%)                  13.5             16.9             -          -
-------------------------------------------------------------------------------
EBITDA                            12               10          20.0      (14.1)
-------------------------------------------------------------------------------
EBITDA to sales (%)             16.2             16.9             -          -
-------------------------------------------------------------------------------
RONOA p.a. (%)                  30.8             47.3             -          -
-------------------------------------------------------------------------------
Margins have been squeezed by increased competition from imports following the strengthening of the Rand, but our product range, access to different markets and manufacturing flexibility have helped us to achieve acceptable results.


FOREST PRODUCTS
-------------------------------------------------------------------------------
                       QUARTER ENDED    Quarter ended
                           JUNE 2003        June 2002      % change   % change
                         US$ MILLION      US$ million          (US$)     (Rand)
-------------------------------------------------------------------------------
Sales                            188              154          22.1      (12.6)
-------------------------------------------------------------------------------
Operating profit                  18               39         (53.8)     (67.0)
-------------------------------------------------------------------------------
Operating profit
  to sales (%)                   9.6             25.3             -          -
-------------------------------------------------------------------------------
EBITDA                            40               58         (31.0)     (50.6)
-------------------------------------------------------------------------------
EBITDA to sales (%)             21.3             37.7             -          -
-------------------------------------------------------------------------------
RONOA p.a. (%)                   7.3             22.2             -          -
-------------------------------------------------------------------------------
Local demand for our pulp and paper products increased during the quarter, while export demand was mixed. Average pulp prices were significantly higher in the quarter; however, pulp prices peaked in May and have since dropped by US$40 per ton. The impact of the stronger Rand on revenues more than offset the effect of the higher pulp prices and resulted in severe margin pressure. Demand for dissolving pulp remained steady with most regions experiencing good demand.

The exchange rate impacted prices realised for our exports and for our domestic sales of containerboard as imported products became more competitive.



6 SAPPI

We had a concentration of mill maintenance shuts in the quarter, which increased maintenance costs. This is not expected to recur in the final quarter.

The local cost base increased on the back of local inflation which has, however, declined in recent months. This will help to contain costs going forward.

-------------------------------------------------------------------------------
OUTLOOK
-------------------------------------------------------------------------------

Market conditions have not improved since our trading update issued in June and are still uncertain.

Economic growth in Europe remains elusive and the improvement in the US economy is taking longer than anticipated. Although there are some encouraging signals, a substantial improvement is not expected before the end of the calendar year.

The strength of the Euro has almost certainly lead to more difficult market conditions in Europe as export markets become less attractive to manufacturers.

For our Southern African businesses, a continuing strong Rand will put pressure on revenue and margins and the indications are that pulp prices are trending downwards.

We increased inventories during the quarter in anticipation of the usual seasonal increase in demand in our final quarter. It is already clear that we are likely to increase curtailment of production to maintain our long-standing policy of matching output to customer demand. We continue to focus on improving our competitive position through driving costs down and enhancing our quality and complete service package in order to regain our traditional market shares.

Under current conditions it is no longer clear that earnings for the fourth quarter will be better than for the third quarter. Earnings per share for the full year are likely to be well below last year.

On behalf of the Board

J C A Leslie
Director

D G Wilson
Director

30 July 2003


SAPPI LIMITED
(Registration number 1936/008963/06)
JSE CODE: SAP
ISIN CODE: ZAE 000006284


                                                                       SAPPI 7

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of
substantial   leverage,   changing  regulatory   requirements,   unanticipated
production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.



8 SAPPI

                               [Globe Graphic]




-------------------------------------------------------------------------------
                           FINANCIAL RESULTS FOR THE

                         THIRD QUARTER ENDED JUNE 2003
-------------------------------------------------------------------------------



                                                                       SAPPI 9

-------------------------------------------------------------------------------
 GROUP INCOME STATEMENT
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                     Reviewed       Reviewed                   Reviewed        Reviewed
                                      Quarter        Quarter                Nine Months     Nine Months
                                        ended          ended                      ended           ended
                                    June 2003      June 2002                  June 2003       June 2002
                                  US$ million    US$ million    % change    US$ million     US$ million     % change
---------------------------------------------------------------------------------------------------------------------
  Sales                                 1,062          974           9.0          3,176           2,677         18.6
  Cost of sales *                         933          787                        2,691           2,197
                                  ------------------------------------------------------------------------------------
  Gross profit                            129          187         (31.0)           485             480          1.0
  Selling, general & administrative
   expenses *                              83           90                          245             213
                                  ------------------------------------------------------------------------------------
  Operating profit                         46           97         (52.6)           240             267        (10.1)
  Non-trading (profit) loss                (3)           -                           (4)             19
  Net finance costs                        21            7                           72              45
                                       ----------   ----------                   ----------      ----------
 Net interest paid                     |   39   |   |   23   |                   |   93   |      |   66   |
   Capitalised                         |   (9)  |   |   (6)  |                   |  (20)  |      |  (23)  |
   Net foreign exchange                |        |   |        |                   |        |      |        |
     (gains) losses                    |   (6)  |   |  (13)  |                   |    2   |      |   (5)  |
   Change in fair value of             |        |   |        |                   |        |      |        |
     financial instruments             |   (3)  |   |    3   |                   |   (3)  |      |    7   |
                                       ----------   ----------                   ----------      ----------
                                  ------------------------------------------------------------------------------------
  Profit before tax                        28           90         (68.9)           172             203        (15.3)
  Taxation - current                        5                                         8              36           24
           - deferred                      (6)                                       16              (3)          32
                                  ------------------------------------------------------------------------------------
  NET PROFIT                               29           66         (56.1)           139             147         (5.4)
                                  ====================================================================================
  Earnings per share (US cents)            13           29                           61              64
  Headline earnings per share
  (US cents) **                            12           29                           60              69
  Weighted average number of
   shares in issue (millions)           229.1        230.4                        229.5           230.2
  Diluted earnings per share
   (US cents)                              13           28                           60              63
  Diluted headline earnings
   per share (US cents) **                 12           29                           59              69
  Weighted average number
   of shares on fully diluted           231.5        233.9                        232.1           233.5
   basis (millions)
  Calculation of Headline
   earnings**                              29           66                          139             147
  Net profit
  (Profit) loss on disposal of
   business and fixed assets               (2)           1                           (3)              2
  Mill closure costs                        -            -                            1               5
  Debt restructuring costs                  -            -                            -               6
                                  ------------------------------------------------------------------------------------
  Headline earnings                        27           67                          137             160
                                  ====================================================================================

   *  Reallocation of delivery charges. Refer to note 3 for further details.
   ** Headline earnings disclosure is required by the JSE Securities Exchange South Africa.


10 SAPPI

-------------------------------------------------------------------------------
GROUP BALANCE SHEET
-------------------------------------------------------------------------------
                                                 REVIEWED            Audited
                                                JUNE 2003         Sept. 2002
                                              US$ MILLION        US$ million
-------------------------------------------------------------------------------
    ASSETS
    NON-CURRENT ASSETS                              4,163              3,369

                                                 -----------        -----------
        Property, plant and equipment            |  3,503  |        |  3,189  |
        Plantations                              |    434  |        |    298  |
        Deferred taxation                        |      8  |        |      6  |
        Other non-current assets                 |    218  |        |    146  |
                                                 -----------        -----------
    CURRENT ASSETS                                  1,343              1,002

                                                 -----------        -----------
        Cash and cash equivalents                |    353  |        |    161  |
        Trade and other receivables              |    267  |        |    282  |
        Prepaid income taxes                     |      3  |        |     38  |
        Inventories                              |    720  |        |    521  |
                                                 -----------        -----------
                                                 ------------------------------
    TOTAL ASSETS                                    5,506              4,641
                                                 ==============================
    EQUITY AND LIABILITIES
    SHAREHOLDERS' EQUITY
        Ordinary shareholders' interest             1,949              1,601

    MINORITY INTEREST                                   2                  2

    NON-CURRENT LIABILITIES                         2,526              2,110

                                                 -----------        -----------
        Interest-bearing borrowings              |  1,768  |        |  1,455  |
        Deferred taxation                        |    483  |        |    399  |
        Other non-current liabilities            |    275  |        |    256  |
                                                 -----------        -----------

    CURRENT LIABILITIES                             1,029                928

                                                 -----------        -----------
        Interest-bearing borrowings and          |         |        |         |
          bank overdraft                         |    156  |        |    125  |
        Taxation payable                         |     89  |        |     48  |
        Other current liabilities                |    784  |        |    755  |
                                                 -----------        -----------
                                                 ------------------------------
    TOTAL EQUITY AND LIABILITIES                    5,506              4,641
                                                 ==============================
    Number of shares in issue at
     balance sheet date (millions)                  228.9              230.2



                                                                      SAPPI 11

-------------------------------------------------------------------------------
 GROUP CASH FLOW STATEMENT
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                     Reviewed       Reviewed       Reviewed        Reviewed
                                      Quarter        Quarter    Nine Months     Nine Months
                                        ended          ended          ended           ended
                                    June 2003      June 2002      June 2003       June 2002
                                  US$ million    US$ million    US$ million     US$ million
----------------------------------------------------------------------------------------------
 CASH GENERATED BY
   OPERATIONS                             124            205            494             518
 Movement in working capital              (18)            39           (183)            (92)
 Net finance costs                        (31)           (13)           (92)            (68)
 Taxation recovered (paid)                  6             (4)            31             (63)
 Dividends paid                             -              -            (65)            (60)
                                --------------------------------------------------------------
 CASH RETAINED FROM OPERATING              81            227            185             235
   ACTIVITIES
 Cash effects of investing
   activities                             (95)          (535)          (200)           (641)
                                       -------------------------------------------------------
Normal investing activities            |  (95)           (47)          (200)           (153) |
 Acquisition of net assets             |    -           (488)             -            (488) |
                                       -------------------------------------------------------
                                --------------------------------------------------------------
                                          (14)          (308)           (15)           (406)
 Cash effects of financing
   activities                             150            365            184             160
                                --------------------------------------------------------------
 NET MOVEMENT IN CASH AND
   CASH EQUIVALENTS                       136             57            169            (246)
                                ==============================================================



-------------------------------------------------------------------------------
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
                                                    Reviewed       Reviewed
                                                 Nine months    Nine months
                                                       ended          ended
                                                   June 2002     June 2002
                                                 US$ million    US$ million
-------------------------------------------------------------------------------
Balance * beginning of year                            1,601          1,503
Net profit                                               139            147
Foreign currency translation reserve                     312            (57)
Revaluation of movement in share capital and
  share premium                                            3              -
Revaluation of derivative instruments                    (17)             6
Dividends declared * US$0.28
  (2002: US$0.26) per share                              (65)           (60)
(Share buybacks) net of transfers                        (24)             4
  to participants of the share purchase trust
                                                 ------------------------------
Balance * end of period                                1,949          1,543
                                                 ==============================



12 SAPPI

NOTES TO THE GROUP RESULTS


1.   BASIS OF PREPARATION

     The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). Sappi has changed its accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency
     - Translation from measurement currency to presentation currency), the effects of which are negligible. All of the other accounting policies are the same as those in the September 2002 annual financial statements.

     The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

2.   HEADLINE EARNINGS PER SHARE

     Headline earnings per share and diluted headline earnings per share has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements. These require that all companies comply with circular 7/2002 issued by the South African Institute of Chartered Accountants.

     For Sappi the only change in headline earnings is that there are no longer any adjustments for movements in restructuring provisions. The impact of this is immaterial.

3.   REALLOCATION OF COSTS

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$22 million for the quarter (March 2003:
     US$21 million; June 2002: US$19 million) and US$63 million for the nine months ended (June 2002: US$50 million).


                                                                      SAPPI 13


---------------------------------------------------------------------------------------------
TO THE GROUP RESULTS (CONTINUED)
---------------------------------------------------------------------------------------------
                                     Reviewed       Reviewed       Reviewed        Reviewed
                                      Quarter        Quarter    Nine Months     Nine Months
                                        ended          ended          ended           ended
                                    June 2003      June 2002      June 2003       June 2002
                                  US$ million    US$ million    US$ million     US$ million
---------------------------------------------------------------------------------------------
4.  OPERATING PROFIT
    Included in operating
    profit are:
      Depreciation                         89             81            259             225
      Fellings                              5              7             14              19
      Amortisation                          6              3             17              11
---------------------------------------------------------------------------------------------
                                          100             91            290             255
=============================================================================================
5.  CAPITAL EXPENDITURE
    Property, plant and
    equipment                              70             32            170             131
    Plantations                             8              9             21              19
---------------------------------------------------------------------------------------------
                                           78             41            191             150
=============================================================================================

                                                    REVIEWED        Audited
                                                   JUNE 2003     Sept. 2002
                                                US$ MILLION     US$ million
---------------------------------------------------------------------------------------------
6.  CAPITAL COMMITMENTS
    Contracted but not provided                          157             55
    Approved but not contracted                          157            173
---------------------------------------------------------------------------------------------
                                                         314            228
=============================================================================================
7.  CONTINGENT LIABILITIES
    Guarantees and suretyships                            80             66
    Other contingent liabilities                          17             14
=============================================================================================



14 SAPPI

SUPPLEMENTAL INFORMATION
------------------------------------------------------------------------------
DEFINITIONS
------------------------------------------------------------------------------

AVERAGE - averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

*EBITDA - earnings before interest, tax, depreciation and amortisation (including fellings)

*EBITDA TO SALES - EBITDA divided by sales

FELLINGS - the amount amortised in the income statement representing the standing cost of the plantations harvested

HEADLINE EARNINGS - as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share.

*NET ASSETS - total assets less current liabilities

*NET ASSET VALUE - shareholders' equity plus net deferred tax

*NET ASSET VALUE PER SHARE - net asset value divided by the number of shares in issue at balance sheet date

*NET DEBT - current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

*NET DEBT TO TOTAL CAPITALISATION - net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest- bearing borrowings and overdraft

*ROE - return on average equity. Net profit divided by average shareholders' equity

*RONA - operating profit divided by average net assets

*RONOA - operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared with companies in our industry.



                                                                      SAPPI 15

SUPPLEMENTAL INFORMATION
---------------------------------------------------------------------------------------------
 ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------
                                     Reviewed       Reviewed       Reviewed        Reviewed
                                      Quarter        Quarter    Nine Months     Nine Months
                                        ended          ended          ended           ended
                                    June 2003      June 2002      June 2003       June 2002
                                  US$ million    US$ million    US$ million     US$ million
---------------------------------------------------------------------------------------------
  NET PROFIT TO
    EBITDA * RECONCILIATION
    Net profit per the
    Group Income Statement                 29             66            139             147
    Net finance costs                      21              7             72              45
    Taxation - current                      5              8             36              24
             - deferred                    (6)            16             (3)             32
    Depreciation                           89             81            259             225
    Amortisation (including fellings)      11             10             31              30
---------------------------------------------------------------------------------------------
    EBITDA *                              149            188            534             503
=============================================================================================


                                                                   REVIEWED        Audited
                                                                  JUNE 2003     Sept. 2002
---------------------------------------------------------------------------------------------
    Net debt (US$ million) **                                         1,571          1,419
    Net debt to total capitalisation (%) **                            33.9           37.0
    Net asset value per share (US$) **                                10.59           8.66

* In connection with rules recently adopted by the U.S. Securities Exchange Commission ("SEC") relating to "Conditions for Use of Non-GAAP Financial
   Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude only interest, taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain non-trading profit/loss as part of EBITDA. The comparative information has been restated to take this into account. The effect of this is to increase EBIDTA by US$3 million for the quarter to US$149 million (March 2003: increase of US$1 million to US$195 million; June 2002: no impact) and by US$4 million for the nine months ended June 2003 to US$534 million (June 2002: decrease of US$19 million to US$503 million).

** Refer to page 15, Supplemental Information for the definition of the term.


16 SAPPI

SUPPLEMENTAL INFORMATION
-----------------------------------------------------------------------------------------------------------
REGIONAL INFORMATION
-----------------------------------------------------------------------------------------------------------
                                         Reviewed    Reviewed                Reviewed     Reviewed
                                          Quarter     Quarter             Nine months  Nine months
                                            ended       ended                   ended        ended
                                        June 2003   June 2002               June 2003    June 2002
                                      US$ million US$ million   % change  US$ million  US$ million  % change
-----------------------------------------------------------------------------------------------------------
Sales - Metric tons (000's)
Fine Paper -      North America               301         313       (3.8)       1,012         765      32.3
                  Europe                      546         543        0.6        1,663       1,620       2.7
                  Southern Africa              78          81       (3.7)         221         234      (5.6)
-----------------------------------------------------------------------------------------------------------
                  Total                       925         937       (1.3)       2,896       2,619      10.6
Forest Products - Pulp and paper operations   348         380       (8.4)       1,080       1,052       2.7
                  Forestry operations         323         268       20.5          930         777      19.7
-----------------------------------------------------------------------------------------------------------
Total                                       1,596       1,585        0.7        4,906       4,448      10.3
===========================================================================================================
Sales
Fine Paper -      North America               319         319          -        1,026         809      26.8
                  Europe                      481         442        8.8        1,418       1,285      10.4
                  Southern Africa              74          59       25.4          196         157      24.8
-----------------------------------------------------------------------------------------------------------
                  Total                       874         820        6.6        2,640       2,251      17.3
Forest Products - Pulp and paper operations   174         143       21.7          497         398      24.9
                  Forestry operations          14          11       27.3           39          28      39.3
-----------------------------------------------------------------------------------------------------------
                  Total                     1,062         974        9.0        3,176       2,677      18.6
===========================================================================================================
Operating profit
Fine Paper -      North America*                9         (16)         -           38         (36)        -
                  Europe                       11          60      (81.7)          92         164     (43.9)
                  Southern Africa              10          10          -           29          24      20.8
-----------------------------------------------------------------------------------------------------------
                  Total                        30          54      (44.4)         159         152       4.6
Forest Products                                18          39      (53.8)          79         103     (23.3)
Corporate                                      (2)          4          -            2          12     (83.3)
-----------------------------------------------------------------------------------------------------------
Total                                          46          97      (52.6)         240         267    (10.1)
===========================================================================================================

Earnings before interest, tax, depreciation
  and amortisation charges**
Fine Paper -      North America*               40          13      207.7          131          41     219.5
                  Europe                       58         103      (43.7)         233         269     (17.1)
                  Southern Africa              12          10       20.0           36          29      24.1
-----------------------------------------------------------------------------------------------------------
                  Total                       110         126      (12.7)         390         339      15.0
Forest Products                                40          58      (31.0)         141         152      (7.2)
Corporate                                      (1)          4          -            3          12     (75.0)
-----------------------------------------------------------------------------------------------------------
Total                                         149         188      (20.7)         534         503       6.2
===========================================================================================================
Net operating assets
Fine Paper -      North America             1,472       1,464        0.5        1,472          41     219.5
                  Europe                    1,665       1,476       12.8        1,665       1,476      12.8
                  Southern Africa             130          84       54.8          130          84      54.8
-----------------------------------------------------------------------------------------------------------
                  Total                     3,267       3,024        8.0        3,267       3,024       8.0
Forest Products                             1,026         715       43.5        1,026         715      43.5
Corporate                                     (21)         28          -          (21)         28         -
-----------------------------------------------------------------------------------------------------------
Total                                       4,272       3,767       13.4        4,272       3,767      13.4
===========================================================================================================

* The comparative number includes US$13 milionof integration costs relating to the Potlatch fine paper busines acquisition.

** The comparative information has been restated to take into account the changed EBITDA definition. Refer to page 16, Supplemental Information forfurther informtaion.


                                                                      SAPPI 17

SUPPLEMENTAL INFORMATION
-------------------------------------------------------------------------------
SUMMARY RAND CONVENIENCE TRANSLATION

-----------------------------------------------------------------------------------------------------------
                                         Reviewed    Reviewed                Reviewed     Reviewed
                                          Quarter     Quarter             Nine months  Nine months
                                            ended       ended                   ended        ended
                                        June 2003   June 2002               June 2003    June 2002
                                      US$ million US$ million   % change  US$ million  US$ million  % change
-----------------------------------------------------------------------------------------------------------

Sales (ZAR million)                         8,104      10,381     (21.9)       27,369      28,227      (3.0)
Operating profit (ZAR million)                351       1,034     (66.1)        2,068       2,815     (26.5)
Net profit (ZAR million)                      221         703     (68.6)        1,198       1,550     (22.7)
EBITDA* (ZAR million) **                    1,137       2,004     (43.3)        4,602       5,304     (13.2)
Operating profit to sales (%)                 4.3        10.0                     7.6        10.0
EBITDA * to sales (%)                        14.0        19.3                    16.8        18.8
Operating profit to average                   4.3        11.4                     7.6        11.2
  net assets (%)
EPS (SA cents)                                 99         309     (68.0)          526         675     (22.1)
Headline EPS (SA cents) *                      92         309     (70.2)          517         728     (29.0)
Net debt (ZAR million) *                                                       11,673      16,286     (28.3)
Net debt to total capitalisation (%) *                                           33.9        39.7
Cash generated by operations                  946       2,185     (56.7)        4,257       5,462     (22.1)
 (ZAR million)
Cash retained from operating                  618       2,419                   1,594       2,478
 activities (ZAR million)
Net movement in cash and                    1,038         608                   1,456      (2,594)
 cash equivalents (ZAR million)

*  Refer to page 15, Supplemental Information for the definition of the term.

** The comparative information has been restated to take into account the changed EBITDA definition. Refer to page 16, Supplemental Information for further details.


-----------------------------------------------------------------------------------------------------------
EXCHANGE RATES
-----------------------------------------------------------------------------------------------------------
                                                         JUNE      March     December   September      June
                                                         2003       2003         2002        2002      2002
-----------------------------------------------------------------------------------------------------------
  Exchange rates:
   Period end rate: US$1 = ZAR                         7.4300     7.9550       8.7200     10.5400   10.3600
   Average rate for the Quarter:
                             US$1 = ZAR                7.6305     8.3550       9.7265     10.4818   10.6581
   Average rate for the YTD:
                             US$1 = ZAR                8.6173     9.0866       9.7265     10.5393    0.5443
   Period end rate: EUR1 = US$
   Average rate for the Quarter:                       1.1417     1.0729       1.0387      0.9789    0.9920
                             EUR1 = US$                1.1236     1.0686       0.9995      0.9850    0.9196
   Average rate for the YTD: EUR1 = US$                1.0655     1.0334       0.9995      0.9188    0.8997

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

-  Assets and liabilities at rates of exchange ruling at period end; and
-  Income, expenditure and cash flow items at average exchange rates.


18 SAPPI

-----------------------------------------------------------------------------------------------------------
sappi ordinary shares
-----------------------------------------------------------------------------------------------------------
ZAR

160-
140-
120-                        [CHART GRAPHING ORDINARY SHARE PRICES IN SOUTH AFRICAN RAND
100-                                  FROM JANUARY 1, 2001 TO JULY 28, 2003]
 80-
 60-
 40-
 20-
  0-
    -------------------------------------------------------------------------------------------------------
        1 Jan    1 Apr    1 Jul    1 Oct    1 Jan    1 Apr    1 Jul    1 Oct    1 Jan    1 Apr    28 Jul
         2001     2001     2001     2002     2002     2002     2002     2003     2003     2003     2003


-----------------------------------------------------------------------------------------------------------
 ADR price (NYSE TICKER: SPP) note: (1 ADR = 1 sappi share)
-----------------------------------------------------------------------------------------------------------
US$

16-
14-
12-
10-                            [CHART GRAPHING ORDINARY SHARE PRICES IN U.S. DOLLARS
 8-                                  FROM JANUARY 1, 2001 TO JULY 28, 2003]
 6-
 4-
 2-
 0-
    -------------------------------------------------------------------------------------------------------
        1 Jan    1 Apr    1 Jul    1 Oct    1 Jan    1 Apr    1 Jul    1 Oct    1 Jan    1 Apr    28 Jul
         2001     2001     2001     2002     2002     2002     2002     2003     2003     2003     2003


                                                                      SAPPI 19

------------------------------------------------------------------------------
notes
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------


20  SAPPI

         THIS REPORT IS AVAILABLE ON THE SAPPI WEBSITE * WWW.SAPPI.COM




                               [GLOBAL GRAPHIC]




Other interested parties can obtain printed copies of this report from:

SOUTH AFRICA:               UNITED STATES           UNITED KINGDOM:
Computershare Investor      ADR DEPOSITARY:         Capita IRG plc
Services Limited            Bank of New York        Bourne House
70 Marshall Street          ADR Department          34 Beckenham Road
Johannesburg 2001           101 Barclay Street      Beckenham, Kent
P.O. Box 61051              New York, NY 10286      BR3 4TU, DX 91750
Marshalltown 2107           Tel +1 212 815-5800     Beckenham West
Tel +27 (0)11 370-5000                              Tel +44 (0)208 639-2157

                                 WWW.SAPPI.COM
              Printed on Sappi HannoArt Silk 250g/m2 and 150g/m2
sappi                                                   Sappi Limited


Press Release

Johannesburg, 31 July 2003


SAPPI REPORTS THIRD QUARTER RESULTS AGAINST CONTINUED TOUGH MARKETS


Sappi, the world's leading producer of coated fine paper, today announced results for the third quarter to June 2003.


HIGHLIGHTS


   o Markets remain weak

   o Increased competition in all markets

   o Costs well contained

   o Planned capital expenditure trimmed

   o EPS of 13 US cents (Q3 2002: 29 US cents)


Commenting on the results, Sappi CEO Jonathan Leslie, said:


"Our third quarter results were achieved against a background of lower pulp prices, weak demand for coated fine paper and increasingly competitive markets. This has been a particularly difficult quarter for the company.



"South Africa held up well following significant Rand price reductions due to imports and the stronger Rand. Coated fine paper markets in Europe weakened and North America remained poor with low priced imports from Asia and Europe continuing to depress prices in this quarter, seasonally a weak quarter for Sappi."

RESULTS FOR THE QUARTER


As in the second quarter, currency movements continued to have a major influence on results.


The group's sales for the quarter reflected the difficult conditions and although sales increased 9% compared to the previous year, the currency effect on translation into Dollars masked the decline in local currencies in South Africa and Europe. The North American sales were flat compared to a year earlier but included the Potlatch fine paper business for the full period this year and only half the period last year. The group's sales were down 3% compared to the March quarter.


Net profit of US$29 million was approximately half of the prior quarter and 56.1% below the equivalent quarter last year.


Earnings per share for the quarter were 13 US cents, 52% of the prior quarter and 55.2% below a year earlier. Headline earnings per share were 12 US cents.


Group operating profit for the quarter decreased by 52.6% to US$46 million, compared to the prior year. This was largely as a result of weak demand and pricing pressure on the coated fine paper business and the pressure on prices in the Southern African businesses due to the weak US Dollar relative to the Rand.


Operating costs were generally well managed, although a concentration of mill maintenance shuts in the quarter and higher inflation in South Africa led to increased costs in the Forest Products business. The real cost performance was distorted by translation to US Dollars.


Cash generated by operations was US$124 million, 39.5% lower than the previous year.

Capital expenditure for the quarter was US$70 million, approximately 80% of depreciation. In light of the uncertain outlook, capital expenditure for the full year, which was planned at a level of 100% of depreciation, will remain at approximately 80%.


Net debt increased by US$62 million to US$1,571 million in the quarter largely as a result of translation of Euro and Rand debt into the group's reporting currency, the US Dollar, which has weakened during the period.


Since the second quarter results announcement in May 2003, the group has re-purchased approximately 1.1 million shares at an average price of approximately US$12.60 per share.


DIVISIONAL REVIEW


FINE PAPER


Conditions in Fine Paper's main markets remained poor, with fierce competition in all markets. Operating profit decreased by 44.4% to US$30 million.


Sales volume in Europe increased slightly compared to a year ago as a result of
increased overseas exports.   Average prices realised in Euros were down 11%
compared to a year ago, partly as a result of lower Euro price realisations on exports resulting from the stronger Euro relative to the US Dollar.


The European market as a whole remains weak, with no sign yet of a turnaround in economic growth or advertising spending.


Sales volumes in North America declined by 3.8% compared to a year earlier, although average prices realised were US$40 per metric ton higher. Advertising pages in the US were 1% lower for the quarter compared to the equivalent quarter last year due to the sluggish economy.

Increased competition in South Africa due to imports following the strong Rand squeezed margins. However, the diverse product range, access to different markets and manufacturing flexibility allowed this region to achieve acceptable results.


Commenting on Fine Paper's overall performance, Bill Sheffield, Fine Paper CEO, said:


"Although there is no sign of a turnaround in the European market, our South African business remains strong and our market share in North America has now stabilised.


"We managed to improve our manufacturing efficiencies in North America, particularly at Somerset where throughput has now returned to normal levels. Although our margins and returns are not close to their potential, the rationalisation of our brands and merchant distribution over the last year has positioned us well to benefit when the US economy improves."


FOREST PRODUCTS


South African demand for pulp and paper products increased during the quarter, while export demand was mixed. Although average pulp prices were significantly higher in the quarter, prices peaked in May and have since dropped by US$40 per ton.


The impact of the stronger Rand on revenues more than offset the effect of the higher pulp prices and resulted in severe margin pressure. Exchange rates also impacted on prices realised for other exports and for domestic sales of containerboard as imported products became more competitive.

Sales increased by 22% in US Dollar terms, although they decreased by 12.6% in Rand terms. Operating profit declined by 53.8% in Dollar terms and 67% in Rand terms.


Costs in the quarter increased due to a concentration of mill maintenance shuts, which is not expected to be repeated in the next quarter.


Commenting on the performance of Forest Products, the Chairman of Sappi's South African businesses, John Job, said:


"Demand in South Africa remains reasonable in some sectors although the slowing economy is impacting others. Rand prices are reducing due to the exchange rate and softening world markets. In these tough circumstances, the operating margins achieved reflect the hardiness of the South African businesses."


OUTLOOK


Looking forward, Leslie said that market conditions had not improved since the trading update issued by Sappi in June and remain uncertain.


Economic growth in Europe remained elusive, with the strength of the Euro negatively impacting on conditions as export markets become less attractive to manufacturers. Improvements in the US economy were also taking longer than anticipated. Although there were some encouraging developments, a substantial improvement was not expected before the end of the calendar year.


In Southern Africa, the strong Rand would continue to put pressure on revenue and margins.


"The group increased inventories during the quarter in anticipation of the usual seasonal increase in demand in our final quarter. It is already clear that we are likely to increase curtailment of production to maintain our long-standing policy of matching output to customer demand. We will continue to focus on improving our competitive position through driving costs down and enhancing our quality and complete service package in order to regain our traditional market shares," said Leslie.


The group said that under current conditions it was no longer clear that earnings for the fourth quarter would be better than for the third quarter. Earnings per share for the full year are therefore likely to be well below last year.


                                                                        ENDS


FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Issued by:


Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 268 5750
Fax + 27 (0)11 268 5747


For further information contact:


Robert Hope
Director Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Fax +27 (0)11 403 1493
Robert.Hope@za.sappi.com


Andr{e'} F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile +27 (0)82 906 0638
Andre.Oberholzer@za.sappi.com

                                  SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SAPPI LIMITED

                                        by
                                           /s/ D.G. Wilson
                                           -------------------------------
                                           Name:  D.G. Wilson
                                           Title: Executive Director: Finance



Date:  August 11, 2003